FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 28, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No  Ö _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing its 2007 Fourth Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Nigel Worsnop
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2007 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

Luxembourg, February 27, 2008. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2007 with comparison to its results for the fourth quarter and year ended December 31, 2006.

Summary of 2007 Fourth Quarter Results

(Comparison with third quarter of 2007 and fourth quarter of 2006)
	Q4 2007	Q3 2007		Q4 2006
Net sales (US$ million)	2,628.0	2,433.8	8%	2,460.9	7%
Operating income (US$ million)	756.7	671.7	13%	812.6	(7%)
Net income (US$ million)	595.8	436.4	37%	612.0	(3%)
Shareholders’ net income (US$ million)	546.5	401.0	36%	574.8	(5%)
Earnings per ADS (US$)	0.93	0.68	36%	0.97	(5%)
Earnings per share (US$)	0.46	0.34	36%	0.49	(5%)
EBITDA (US$ million)	890.9	804.5	11%	901.6	(1%)
EBITDA margin (% of net sales)	34%	33%		37%

Following the agreement to sell the Hydril pressure control business to GE, the pressure control segment was reclassified in our financial statements as a discontinued operation.

Our fourth quarter results show a partial recovery at the operating level compared to the third quarter, with operating income returning to the levels recorded in the first two quarters of the year but remaining below the strong level recorded in the fourth quarter of 2006. Our net income for the quarter further benefited from a reduced income tax charge and a gain recorded on the sale of our remaining 25% interest in Dalmine Energie. Free cash flow (net cash provided by operations less capital expenditures) totaled US$118.1 million, and net debt at December 31, 2007 was US$2,970.2 million following the payment of an interim dividend.

Summary of 2007 Annual Results

	FY 2007	FY 2006	Increase/(Decrease)
Net sales (US$ million)	10,042.0	7,727.7	30%
Operating income (US$ million)	2,957.2	2,792.5	6%
Net income (US$ million)	2,076.1	2,059.4	1%
Shareholders’ net income (US$ million)	1,923.7	1,945.3	(1%)
Earnings per ADS (US$)	3.26	3.30	(1%)
Earnings per share (US$)	1.63	1.65	(1%)
EBITDA (US$ million)	3,449.3	3,045.6	13%
EBITDA margin (% of net sales)	34%	39%

Following several years of strong growth, earnings per share declined marginally in 2007 compared to 2006. Net sales, EBITDA and operating income, on the other hand continued to grow, up 30%, 13% and 6% respectively. These stable results reflect steady overall demand for our products and services from the global oil and gas industry. They were achieved in a context of rising costs and a severe decline in Canadian gas drilling activity.

We expect our sales to increase in 2008, led by higher sales of specialized, high-end OCTG products, and that the increase in sales should result in higher operating and net income. However, increased volatility in economic conditions and raw material and commodity prices could affect market conditions for our products and services and, consequently, our results for the second half of the year.

Annual Dividend Proposal

The board of directors proposes, for the approval of the annual general shareholders’ meeting to be held on June 4, 2008, the payment of an annual dividend of US$0.38 per share (US$0.76 per ADS), or approximately US$450 million, which includes the interim dividend of US$0.13 per share (US$0.26 per ADS) paid on November 22, 2007. This would represent an increase of 27% over the annual dividend paid for the 2006 fiscal year. If the annual dividend is approved by the shareholders, a dividend of US$0.25 per share (US$0.50 per ADS), or approximately US$295 million will be paid on June 26, 2008 with a record date of June 25, 2008 and an ex-dividend date of June 23, 2008.

Market Background and Outlook

In 2007, global demand for oil and gas continued to rise reflecting economic growth and the importance of oil and gas in the energy matrix. Encouraged by continuing high levels of oil prices, oil and gas companies in most regions of the world continued to increase their level of spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. In Canada, however, subdued North American gas prices affected gas drilling activity.

The international count of active drilling rigs, as published by Baker Hughes, after rising steadily in the first three quarters of the year dipped marginally in the fourth quarter to average 1017, an increase of 7% compared to the same quarter of the previous year. The average increase for the full year, compared to 2006, was  9%.

The corresponding rig count in the USA, which is more sensitive to North American gas prices, also showed a positive, though decelerating, trend during the year. It showed an average annual increase of 7% in 2007 compared to 2006 and in the fourth quarter of 2007 was up 4% compared to the fourth quarter of 2006. The corresponding rig count in Canada, however, which began to decline in the second half of 2006, showed an average annual decline of 27% compared to 2006 and a decline of 19% in the fourth quarter compared to the same period of 2006.

We estimate that global apparent demand for OCTG in 2007 remained similar to that in 2006, following strong growth in the previous three years, as an increase in operative consumption was offset by inventory adjustments. We expect growth in apparent demand to resume in 2008 based on continued growth in oil and gas drilling activity outside North America and the maintenance of current levels of drilling activity in North America. However, the annual growth rate is expected to be lower than in the period 2004-2006 and may be affected by market volatility and inventory adjustments in some markets.

Demand for our large diameter pipes for pipeline projects in South America  was strong in 2007 as major gas pipeline infrastructure projects in Brazil and Argentina, which had previously been delayed, went forward. Orders for new projects in Brazil and Colombia have been received and we expect to maintain a strong level of sales in this segment in 2008.

Steelmaking raw material costs rose in 2007 and are expected to rise more steeply in 2008. Energy and labor costs also rose during 2007, and may rise further in 2008, with labor costs being affected primarily by currency-related factors. Steel costs for our welded pipe products also rose and are expected to increase further in 2008.

Analysis of 2007 Fourth Quarter Results

Sales volume (metric tons)	Q4 2007	Q4 2006	Increase/(Decrease)
Tubes - Seamless	714,000	730,000	(2%)
Tubes – Welded	259,000	264,000	(2%)
Tubes - Total	973,000	994,000	(2%)
Projects - Welded	157,000	98,000	60%
Total	1,130,000	1,092,000	3%

Tubes	Q4 2007	Q4 2006	Increase/(Decrease)
(Net sales - $ million)
North America	756.0	770.8	(2%)
South America	324.0	244.9	32%
Europe	460.8	363.8	27%
Middle East & Africa	458.7	613.4	(25%)
Far East & Oceania	153.5	139.5	10%
Total net sales ($ million)	2,153.0	2,132.5	1%
Cost of sales (% of sales)	53%	49%
Operating income ($ million)	656.9	760.9	(14%)
Operating income (% of sales)	31%	36%

Net sales of tubular products and services rose 1% to US$2,153.0 million in the fourth quarter of 2007, compared to US$2,132.5 million in the fourth quarter of 2006, as an increase in our average selling price for tubular products and services offset a 2% decline in sales volume. Sales rose strongly in South America, led by increased sales of OCTG products in Venezuela, and in Europe, where average selling prices increased due to a stronger product mix and the appreciation of the euro against the U.S. dollar. Sales declined in Middle East and Africa compared to the strong level of sales recorded in the fourth quarter of 2006 due primarily to lower sales in Saudi Arabia. In North America, an increase in sales in USA was offset by a decline in sales in Canada, where gas drilling activity continues to decline year on year, and in Mexico, where weather conditions affected drilling activity.

Projects	Q4 2007	Q4 2006	Increase/(Decrease)
Net sales ($ million)	315.4	172.4	83%
Cost of sales (% of sales)	71%	72%
Operating income ($ million)	78.1	27.3	186%
Operating income (% of sales)	25%	16%

Net sales of pipes for pipeline projects rose 83% to US$315.4 million in the fourth quarter of 2007, compared to US$172.4 million in the fourth quarter of 2006, reflecting a high level of deliveries to gas pipeline projects in Brazil and the partial resumption of deliveries to the loops expansion project in Argentina. Operating income in this segment in the fourth quarter of 2007 included other operating income of US$16.4 million in respect of the sale of surplus office space.

Others	Q4 2007	Q4 2006	Increase/(Decrease)
Net sales ($ million)	159.6	156.3	2%
Cost of sales (% of sales)	71%	77%
Operating income ($ million)	21.7	24.3	(11%)
Operating income (% of sales)	14%	16%

Net sales of other products and services rose 2% to US$159.6 million in the fourth quarter of 2007, compared to US$156.3 million in the fourth quarter of 2006, as higher sales of metallic equipment offset lower sales of hot briquetted iron from our plant in Venezuela.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 15.7% in the quarter ended December 31, 2007 compared to 14.1% in the corresponding quarter of 2006 due primarily to an increase in amortization expenses following the incorporation of Hydril. Amortization of customer relationships and other intangibles acquired with Hydril amounted to US$19.8 million in the quarter, or 0.8% of net sales.

Other operating income included a gain of US$16.4 million in relation to the sale of surplus office space in Brazil (as mentioned above).

Net interest expense rose to US$41.8 million in the fourth quarter of 2007 compared to a net interest expense of US$33.5 million in the same period of 2006 reflecting an increased net debt position following the Hydril acquisition.

Other financial results contributed a loss of US$12.0 million during the fourth quarter of 2007, compared to a gain of US$18.2 million during the fourth quarter of 2006.

Equity in earnings of associated companies generated a gain of US$39.7 million in the fourth quarter of 2007, compared to a gain of US$17.9 million in the fourth quarter of 2006. The result in the fourth quarter of 2007 included a gain of US$18.4 million recorded on the sale of our remaining 25% participation in Dalmine Energie and the balance was derived mainly from our equity investment in Ternium.

Income tax charges totalled US$159.2 million in the fourth quarter of 2007. This result included reductions in deferred tax liabilities due to tax rate changes in Canada, Italy and Colombia and net non-recurring tax losses of US$47.3 million.

Income from discontinued operations amounted to US$12.4 million in the fourth quarter of 2007. This income corresponds to the Hydril pressure control business, which was classified as a discontinued operation following the conclusion of an agreement to sell this business on January 28, 2008.

Income attributable to minority interest rose to US$49.3 million in the fourth quarter of 2007, compared to US$37.2 million in the corresponding quarter of 2006 reflecting higher operating and financial results at our Confab subsidiary.

Cash Flow and Liquidity

Net cash provided by operations during the fourth quarter of 2007 was US$231.5 million (US$2,020.6 million for the year), compared to US$499.0 million in the fourth quarter of 2006 (US$1,810.9 million during the year). Working capital increased by US$205.1 million during the fourth quarter with the value of inventories rising by US$114.8 million and advance payables, mainly associated with our Project segment, declining by US$36.5 million.

Capital expenditures amounted to US$113.3 million for the fourth quarter of 2007 and US$447.9 million for the year, compared to US$139.4 million in the fourth quarter of 2006 and US$441.5 million for the year. During 2007 we completed a two-year investment program to increase capacity for specialized products and commissioned, among other facilities, new heat treatment facilities in Mexico and Argentina, a new premium threading facility in China, a new power generation plant in Italy and a new components center in Romania.

During 2007, total financial debt increased by US$369.0 million to US$4,020.2 million at December 31, 2007 from US$3,651.2 million at December 31, 2006, as additional debt was used to finance the acquisition of Hydril and liquidity (cash and cash equivalents and other current investments) was reduced. Net financial debt during 2007 increased by US$874.9 million to US$2,970.2 million at December 31, 2007.

Analysis of 2007 Annual Results
Sales volume (metric tons)	FY 2007	FY 2006	Increase/(Decrease)
Tubes - Seamless	2,870,000	2,919,000	(2%)
Tubes – Welded	965,000	297,000	225%
Tubes - Total	3,835,000	3,216,000	19%
Projects - Welded	474,000	281,000	69%
Total – Tubes + Projects	4,309,000	3,497,000	23%

Tubes	FY 2007	FY 2006	Increase/(Decrease)
Net sales ($ million)
- North America	2,921.7	1,993.0	47%
- South America	1,221.7	960.3	27%
- Europe	1,661.4	1,315.1	26%
- Middle East & Africa	2,057.6	1,895.7	9%
- Far East & Oceania	690.2	662.8	4%
Total net sales	8,552.6	6,826.9	25%
Cost of sales (% of sales)	52%	47%
Operating income ($ million)	2,713.9	2,670.5	2%
Operating income (% of sales)	32%	39%

Net sales of tubular products and services rose 25% to US$8,552.6 million in 2007, compared to US$6,826.9 million in 2006, due to a higher volume of welded pipe sales, resulting from the incorporation of the former Maverick operations acquired in October 2006, and a higher average selling price for our seamless pipes reflecting an enhanced product mix and increased demand for our specialized, high-end seamless pipe products used in the world’s more complex drilling operations and other demanding applications. In North America, sales increased principally due to the incorporation of sales from the former Maverick and Hydril premium connection operations but, excluding such effects, there was a substantial decline in sales in Canada reflecting the decline in drilling activity and consequent inventory adjustments. In South America, sales increased due primarily to higher sales of OCTG products in Venezuela as PDVSA began to replenish inventories and increased sales in Colombia. In Europe, sales increased, with higher average selling prices and volumes, reflecting higher sales to European-based process and power plant contractors, a more specialized mix of products sold to industrial and automotive customers, increased sales of OCTG products in continental Europe and the appreciation of the Euro with respect to the U.S. dollar. In the Middle East and Africa, higher average selling prices more than offset lower volumes which were affected by lower sales of API OCTG products and inventory adjustments. In the Far East and Oceania, sales remained stable with higher sales in South-East Asia and South Korea offsetting lower sales in China.

Operating income from tubular products and services rose 2% to US$2,713.9 million in 2007, from US$2,670.5 million in 2006, as the increase in sales was substantially offset by a reduction in the gross margin and higher expenses for the amortization of intangible assets.

Projects	FY 2007	FY 2006	Increase/(Decrease)
Net sales ($ million)	876.3	453.5	93%
Cost of sales (% of sales)	71%	72%
Operating income ($ million)	184.8	56.3	228%
Operating income (% of sales)	21%	12%

Net sales of pipes for pipeline projects rose 93% to US$876.3 million in 2007, compared to US$453.5 million in 2006, due to higher shipments and average selling prices. Regional demand for pipes for pipeline projects in South America improved substantially in 2007 as large gas pipeline projects in Brazil and Argentina that had been delayed in 2006 went ahead and orders were received for mineral slurry and additional gas pipeline projects in Brazil.

Operating income from pipes for pipeline projects rose 228% to US$184.8 million in 2007, from US$56.3 million in 2006, due to the increase in net sales and an increase in the operating margin reflecting a higher proportion of sales in Brazil where sales from our Brazilian mill have low logistics costs. Operating income in this segment in 2007 included other operating income of US$16.4 million in respect of the sale of surplus office space.

Others	FY 2007	FY 2006	Increase/(Decrease)
Net sales ($ million)	613.1	447.3	37%
Cost of sales (% of net sales)	76%	72%
Operating income ($ million)	58.5	65.6	(11%)
Operating income (% of sales)	10%	15%

Net sales of other products and services rose 37% to US$613.1 million in 2007, compared to US$447.3 million in 2006, as sales from electric conduit pipe operations acquired in October 2006 were included for a full year.  Sales of metallic structures also increased but sales of excess raw materials and sucker rods declined.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 15.7% in 2007 compared to 13.6% in 2006 due mainly to increased charges for amortization of intangible assets relating principally to assets acquired in the Maverick and Hydril acquisitions. These amortization charges amounted to US$236.0 million in 2007, or 2.4% of net sales, compared to US$54.8 million, or 0.7% of net sales, in 2006.

Other operating income and expenses resulted in net income of US$4.9 million in 2007, compared to net income of US$3.8 million in 2006. The 2007 result included income of US$16.4 million in relation to the sale of surplus office space in Brazil and an expense of US$10.3 million relating to the settlement of redemptions on Maverick’s 2005 Notes.

Net interest expenses totalled US$182.3 million in 2007, compared to net interest expenses of US$31.8 million in 2006. The increase in net interest expenses reflects the increase in the average net debt position during 2007 compared to 2006, relating to debt contracted for the Maverick and Hydril acquisitions.

Other financial results contributed a loss of US$22.8 million in 2007, compared to a gain of US$26.8 million during 2006. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$113.3 million in 2007, compared to a gain of US$94.7 million in 2006. These gains were derived mainly from our equity investment in Ternium but, in 2007, also included a gain of US$18.4 million recorded on the sale of our remaining 25% participation in Dalmine Energie.

Income tax charges of US$823.9 million were recorded during 2007, equivalent to 30% of income before equity in earnings of associated companies and income tax, compared to income tax charges of US$870.0 million, equivalent to 31% of income before equity in earnings of associated companies and income tax, during 2006. The result in 2007 included net non-recurring tax losses of US$47.3 million.

Income from discontinued operations amounted to US$34.5 million, compared to US$47.2 million in 2006. The 2007 income corresponds to the Hydril pressure control business, which was classified as a discontinued operation following the conclusion of an agreement to sell this business on January 28, 2008. The 2006 income corresponds to our former Dalmine Energie energy supply subsidiary, in which we sold a majority participation in December 2006.

Net income rose marginally to US$2,076.1 million in 2007, compared to US$2,059.4 million in 2006, as an increase in operating income was largely offset by an increase in net interest expenses.

Income attributable to equity holders was US$1,923.7 million, or US$1.63 per share (US$3.26 per ADS), in 2007, compared to US$1,945.3 million, or US$1.65 per share (US$3.30 per ADS) in 2006.

Income attributable to minority interest was US$152.3 million in 2007, compared to US$114.1 million in 2006. The increase was due primarily to higher income attributable to minority interest at our Confab subsidiary.

Registered Major Holders

Pursuant to recent Luxembourg legislation implementing the EU Transparency Directive, San Faustín N.V. has notified the Company that it owns 713,605,187 shares in the Company (representing 60.4% of the Company’s capital and voting rights). San Faustín N.V. owns all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.  Rocca & Partners S.A. controls a significant portion of the voting power of San Faustín N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of, San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies. There are no controlling shareholders for Rocca & Partners.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Continuing operations
Net sales	2,627,968	2,460,910	10,042,008	7,727,745
Cost of sales	(1,474,215)	(1,298,328)	(5,515,767)	(3,884,226)
Gross profit	1,153,753	1,162,582	4,526,241	3,843,519
Selling, general and administrative expenses	(413,041)	(347,871)	(1,573,949)	(1,054,806)
Other operating income (expense), net	16,012	(2,085)	4,933	3,773
Operating income	756,724	812,626	2,957,225	2,792,486
Interest income	28,375	17,495	93,392	60,798
Interest expense	(70,211)	(51,018)	(275,648)	(92,576)
Other financial results	(12,029)	18,225	(22,754)	26,826
Income before equity in earnings of associated companies and income tax	702,859	797,328	2,752,215	2,787,534
Equity in earnings of associated companies	39,691	17,942	113,276	94,667
Income before income tax	742,550	815,270	2,865,491	2,882,201
Income tax	(159,156)	(243,679)	(823,924)	(869,977)
Income for continuing operations	583,394	571,591	2,041,567	2,012,224

Discontinued operations
Income for discontinued operations	12,421	40,403	34,492	47,180

Income for the period	595,815	611,994	2,076,059	2,059,404

Attributable to:
Equity holders of the Company	546,542	574,750	1,923,748	1,945,314
Minority interest	49,273	37,244	152,311	114,090
	595,815	611,994	2,076,059	2,059,404

Consolidated Balance Sheet

(all amounts in thousands of U.S. dollars)	At December 31, 2007		At December 31, 2006

ASSETS
Non-current assets
Property, plant and equipment, net	3,269,007		2,939,241
Intangible assets, net	4,542,352		2,844,498
Investments in associated companies	509,354		422,958
Other investments	35,503		26,834
Deferred tax assets	310,590		291,641
Receivables	63,738	8,730,544	41,238	6,566,410

Current assets
Inventories	2,598,856		2,372,308
Receivables and prepayments	222,410		272,632
Current tax assets	242,757		202,718
Trade receivables	1,748,833		1,625,241
Other investments	87,530		183,604
Cash and cash equivalents	962,497	5,862,883	1,372,329	6,028,832
Current and non current assets held for sale		651,160

Total assets		15,244,587		12,595,242

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	1,180,537		1,180,537
Legal reserves	118,054		118,054
Share premium	609,733		609,733
Currency translation adjustments	266,049		3,954
Other reserves	18,203		28,757
Retained earnings	4,813,701	7,006,277	3,397,584	5,338,619
Minority interest		523,573		363,011
Total equity		7,529,850		5,701,630

LIABILITIES
Non-current liabilities
Borrowings	2,869,466		2,857,046
Deferred tax liabilities	1,233,836		991,945
Other liabilities	185,410		186,724
Provisions	97,912		92,027
Trade payables	47	4,386,671	366	4,128,108

Current liabilities
Borrowings	1,150,779		794,197
Current tax liabilities	341,028		565,985
Other liabilities	252,204		187,701
Provisions	19,342		26,645
Customer advances	449,829		352,717
Trade payables	847,842	3,061,024	838,259	2,765,504
Liabilities associated with current and non-current assets held for sale		267,042

Total liabilities		7,714,737		6,893,612

Total equity and liabilities		15,244,587		12,595,242

Consolidated Cash Flow Statement

	Three-month period ended December 31,		Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2007	2006

Cash flows from operating activities
Income for the period	595,815	611,994	2,076,059	2,059,404
Adjustments for:
Depreciation and amortization	143,173	88,996	514,820	255,004
Income tax accruals less payments	(172,473)	54,889	(393,055)	56,836
Equity in earnings of associated companies	(21,303)	(17,942)	(94,888)	(94,667)
Interest accruals less payments, net	(84,821)	20,453	(21,302)	21,909
Income from disposal of investment and other	(18,388)	(39,548)	(18,388)	(46,481)
Changes in provisions	3,858	687	(421)	8,894
Changes in working capital	(205,094)	(218,863)	(110,425)	(469,517)
Other, including currency translation adjustment	(9,274)	(1,622)	68,224	19,474
Net cash provided by operating activities	231,493	499,044	2,020,624	1,810,856

Cash flows from investing activities
Capital expenditures	(113,349)	(139,395)	(447,917)	(441,472)
Acquisitions of subsidiaries and minority interest	(35)	(2,347,772)	(1,927,262)	(2,387,249)
Other disbursements relating to the acquisition of Hydril	-	-	(71,580)	-
Decrease in subsidiaries / associated	28,516	52,995	27,321	52,995
Proceeds from disposal of property, plant and equipment and intangible assets	17,118	(1,221)	24,039	15,347
Dividends and distributions received from associated companies	674	-	12,170	-
Changes in restricted bank deposits	21	-	21	2,027
Investments in short terms securities	126,916	(48,953)	96,074	(63,697)
Net cash provided by (used in) investing activities	59,861	(2,484,346)	(2,287,132)	(2,822,049)

Cash flows from financing activities
Dividends paid	(153,470)	-	(507,631)	(204,233)
Dividends paid to minority interest in subsidiaries	(14,948)	(3,573)	(60,263)	(23,194)
Proceeds from borrowings	266,301	2,739,385	2,718,264	3,033,230
Repayments of borrowings	(1,099,730)	(661,770)	(2,347,054)	(1,105,098)
Net cash (used in) provided by financing activities	(1,001,847)	2,074,042	(196,684)	1,700,705
(Decrease) Increase in cash and cash equivalents	(710,493)	88,740	(463,192)	689,512

Movement in cash and cash equivalents
At the beginning of the period	1,648,554	1,276,412	1,365,008	680,591
Effect of exchange rate changes	16,242	(144)	52,487	(5,095)
(Decrease) Increase in cash and cash equivalents	(710,493)	88,740	(463,192)	689,512
At December 31,	954,303	1,365,008	954,303	1,365,008

	At December 31,		At December 31,
Cash and cash equivalents	2007	2006	2007	2006
Cash and bank deposits	962,497	1,372,329	962,497	1,372,329
Bank overdrafts	(8,194)	(7,300)	(8,194)	(7,300)

Restricted bank deposits	-	(21)	-	(21)
	954,303	1,365,008	954,303	1,365,008

Non-cash financing activity	2007	2006	2007	2006
Conversion of debt to equity in subsidiaries	-	-	35,140	-